

Mail Stop 3720

October 1, 2009

Via U.S. Mail and Facsimile (561) 750-9795
Mr. Roger H. Ralston
Chief Executive Officer
DirectView Holdings, Inc.
7700 West Camino Real, Suite 403
Boca Raton, FL 33443

> **Re: DirectView Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 22, 2009**
> **File No. 000-53741**

Dear Mr. Ralston:

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your filing to update your financial statements under the requirements of Article 8-08 of Regulation S-X. Also update management's discussion and analysis and any other disclosures that include financial results.

Liquidity and Capital Resources, page 21

2. We note the additional discussion added on page 22 in response to our previous comment nine in our letter dated August 21, 2009, regarding liquidity and capital

resources over the next twelve months. Please amend your filing to update this discussion to be as of the date of your most recent financial statements, which should be as of June 30, 2009.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director